UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 16, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 15 September 2014

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

Orange to launch a voluntary offer to buy the Spanish operator Jazztel

Orange announces today that the Group will launch a friendly voluntary cash tender offer for the acquisition of 100% of the capital of Jazztel, a company listed in Spain (BMAD:JAZ). Through this transaction, Orange will create the second biggest fixed-line broadband operator and one of the most dynamic players in the mobile segment in Spain, thereby accelerating the movement of its customers towards convergent offers. In an economic context that has continued to recover, this operation will enable Orange to accelerate its growth in a highly-competitive market.

This offer will enable shareholders of Jazztel to receive 13 euros per share in cash, a premium of 34% compared to the volume weighted average closing price over the last 30 trading days. This offer values Jazztel at an Enterprise Value / EBITDA 2015-multiple of 8.6x1 after accounting for the synergies generated by the integration of the two entities. The price of 100% of Jazztel’s capital amounts to 3.4 billion euros.

The offer is conditional on the acceptance of at least 50.01% of Jazztel’s capital, excluding shares for which an irrevocable undertaking agreement has been signed. The lead shareholder, Mr Leopoldo Fernandez Pujals, who holds 14.5% of the capital, has made a commitment to participate in the offer. Other executive members of Jazztel’s Board of Directors, Mr José Miguel Garcia Fernandez, CEO, and Mr José Ortiz Martinez, General Secretary, have also agreed to the offer.

Jazztel is a major player on the Spanish telecom’s market and is one of the most dynamic competitors in the triple play and mobile services segments. This operation will generate estimated global synergies for the combined entity of up to 1.3 billion euros, in particular thanks to savings in operational expenditure and investments in networks.

In order to preserve its balance sheet strength, Orange SA will issue a combination of financial instruments: securities giving access to its share capital for a maximum amount of two billion euros and perpetual subordinated hybrid bonds. The equity credit of such a financing package, as granted by rating agencies, is planned to equal the total consideration eventually paid to Jazztel shareholders. Given the solidity of the Group’s balance-sheet, the cash tender offer is not conditional upon the obtention of financing.

In this context, Orange confirms its financial objectives.

This transaction remains subject to the approval of the relevant authorities.

The offer will be subject to the shared jurisdiction of the Spanish Securities Commission (the “CNMV”) and the UK Takeover Panel on Takeovers and Mergers in the UK (the “UK Takeover Panel”). The UK Takeover Panel has shared jurisdiction with the CNMV on the basis that Jazztel has its registered office in the UK and its securities are admitted to trading on the Spanish market (which is a regulated market in a member state of the European Economic Area) but not on a regulated market in the UK). The CNMV will be responsible for matters relating to the consideration offered (in particular the price) and matters relating to the offer procedure and the UK Takeover Panel will be responsible for matters relating to employee information and company law matters (in particular the percentage of voting rights which confer control and any derogation from the obligation to launch a mandatory offer, as well as the conditions under which Jazztel may undertake any actions which might result in the frustration of the offer).

1 Based on research-analyst consensus.

The UK Takeover Panel has confirmed that Rule 8 of the UK Takeover Code, which requires certain public disclosures of holdings and dealings in Jazztel securities during the course of the offer, will not apply.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2013 and has 161,000 employees worldwide at 30 June 2014, including 101,000 employees in France. Present in 30 countries, the Group has a total customer base of more than 236 million customers at 30 June 2014, including 179 million mobile customers and 16 million fixed broadband customers worldwide. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Jean Bernard Orsoni, jeanbernard.orsoni@orange.com

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

This press release contains Orange’s estimates and other forward-looking statements that involve risks and uncertainties, including references concerning expected future synergies, as well as its future growth and profitability, which could cause actual results to differ materially from those contained in such estimates and forward-looking statements.

Many of these risks and uncertainties are related to factors that Orange can neither control nor estimate with precision, such as future market conditions, approvals to be granted by relevant competent authorities or the responses from shareholders, investors or other market actors.

In this press release, all information relating to Jazztel has been based on or extracted from public information. Any statements made in this release that are not statements of historical fact, including statements about Orange’s beliefs and expectations and statements about Orange’s proposed acquisition of Jazztel, are forward-looking statements and should be considered as such.

Forward-looking statements include statements that may relate to Orange’s plans, objectives, strategies, goals, future events, planned financial transactions, future revenues or synergies, or performance, and other information that are not historical facts. Actual events or results may differ from those described in this press release due to a number of risks and uncertainties that are described within the 2013 Registration Document filed with the Autorité des Marchés Financiers (AMF) on 29 April 2014 and in Orange’s Form 20-F annual report filed with the Securities and Exchange Commission on 30 April 2014.

Orange does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

DISCLAIMERS

This press release shall not be published in, distributed or sent to any jurisdiction or territory in which its publication or the offers referred to herein might be illegal or would require any registration or filing of additional documentation, and the persons that receive this press release will not be allowed to publish it in, distribute or send it to such jurisdictions or territories.

This press release may not be published, distributed, diffused or otherwise sent into the United States of America, Canada, Australia or Japan. In particular, the tender offer will not be made, directly or indirectly, in the United States of America, or by use of the mails, or any means or instrumentality (including, without limitation, facsimile transmission, telephone and internet) of interstate or foreign commerce of, or any facilities of any national securities exchange of, the United States.

This press release does not constitute an extension into the United States, Canada, Australia or Japan of any offer mentioned in this press release, nor does this press release constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States or any other jurisdiction. The securities mentioned in this press release have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act. There will not be any public offering of securities in the United States.

ORANGE

Date: September 16, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations